SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: April 30, 2013

Press Release

Eltek Reports Results for

Fourth Quarter and Full Year 2012 Financial Results

•	Revenues of $45.6 million for fiscal year 2012
•	Revenues of $11.4 million Q4-2012
•	Operating profit of $1.8 million in fiscal year 2012 before $616,000 impairment charge and related financial expenses
•	Significant increase in US operation

PETACH-TIKVA, Israel, April 30, 2013 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today the results for the fourth quarter and the year ended December 31, 2012.

Fiscal Year 2012

Revenues for the year ended December 31, 2012 were $45.6 million, a 2.5% decrease compared to revenues of $46.8 million in 2011.

Gross profit for fiscal year 2012 was $7.8 million (17.1% of revenues) a decrease of 10.5% compared to gross profit of $8.7 million (18.6% of revenues) in 2011.

Operating profit for fiscal year 2012 before an impairment of goodwill charge (on a non-GAAP basis), was $1.8 million compared to operating profit of $2.6 million in 2011. In the fourth quarter of 2012, following an evaluation process that was performed in respect of its German subsidiary, Kubatronik Leiterplatten GmbH, the Company recorded an impairment of goodwill charge in the amount of $481,000 and related financial expenses of $135,000 associated with the write down of its investment in Kubatronik. Operating profit after such impairment amounted to $ 1.3 million in fiscal 2012.

Net Profit for fiscal year 2012 before the above mentioned impairment of goodwill charge and related financial expense (on a non-GAAP basis), was $1.3 million or $0.20 per fully diluted share compared to net profit of $1.8 million or $0.28 per fully diluted share in 2011. Net profit after such impairment was $690,000 or $0.10 per fully diluted share.

Fourth Quarter 2012:

Revenues for the quarter ended December 31, 2012 were $11.4 million, compared to revenues of $11.5 million recorded in the fourth quarter of 2011.

Gross Profit for the fourth quarter of 2012 was $1.8 million (16.2% of revenues), similar to the gross profit of $1.8 million (15.4% of revenues) in the fourth quarter of 2011.

Operating Profit for the fourth quarter of 2012 before the above mentioned impairment of goodwill charge (on a non-GAAP basis), was $303,000 similar to the operating profit of $312,000 recorded in the fourth quarter of 2011. After such impairment, the Company recorded an operating loss of $178,000 in the fourth quarter of 2012.

Net Profit for fourth quarter of 2012 before the above mentioned impairment charge and related financial expense (on a non-GAAP basis) was $294,000 or $0.04 per fully diluted share compared to net profit of $228,000 million or $0.03 per fully diluted share in the fourth quarter of 2011. Net loss after such impairment charge was $322,000 or $0.05 per fully diluted share.

EBITDA:

Eltek’s EBITDA for the year ended December 31, 2012 was $3.5 million compared with EBITDA of $4.7 million in 2011. In the quarter ended December 31, 2012, Eltek had EBITDA of $746,000 compared with EBITDA of $868,000 in the fourth quarter of 2011.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "In the fourth quarter of 2012 we returned to full production as we reported with the release of results for the third quarter. We managed to maintain the level of revenues in this quarter as in the comparable period in 2011 in spite of the changing market conditions. Excluding the goodwill write-off, Eltek's net income in the fourth quarter of 2012 exceeded its net income in the fourth quarter of 2011. Our main challenge is to continue the development of our production lines and acquire new equipment. We continue our discussions with the banks to obtain additional credit facilities for such purpose".

"I am highly encouraged by the increase in our sales to the US market in 2012. Such increase was achieved as a result of our customers' recognition of the reliability and the high quality of our products, which are extremely essential in the medical and defense sectors," Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: "Following an evaluation performed for our investment in Kubatronik, we determined that the value of our investment in Kubatronik decreased and that as a result, goodwill in the amount of $481,000 relating to such investment had been impaired. As a result, for the year ended December 31, 2012, we recorded a goodwill impairment loss of $481,000. In addition, the estimated net value of our liability attributable to the put option that the owner of 21% interest in Kubatronik increased by $135,000, thus the total impact of the devaluation of our investment in Kubatronik on our net income was $616,000 in 2012."

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Audited

Revenues	11,355	11,485	45,646	46,830
Costs of revenues	(9,515)	(9,712)	(37,836)	(38,101)

Gross profit	1,840	1,773	7,810	8,729

Selling, general and administrative expenses	(1,537)	(1,461)	(6,040)	(6,155)

Impairment loss on goodwill	(481)	0	(481)	0
Operating profit (loss)	(178)	312	1,289	2,574

Financial expenses, net	(149)	(150)	(543)	(740)

Profit (loss) before other income, net	(327)	162	746	1,834

Other income, net	(3)	2	2	12

Profit (loss) before income tax expenses	(330)	164	748	1,846

Income tax (expenses), net	(9)	14	(52)	(31)

Net Profit (loss)	(339)	178	696	1,815

Net profit (loss) attributable to non controlling interest	(17)	50	6	31

Net Profit (loss) attributable to controlling interest / Eltek	(322)	228	690	1,846

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.05)	0.03	0.10	0.28

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2012	2011
	Audited
Assets

Current assets
Cash and cash equivalents	1,935	892
Receivables: Trade, net of provision for doubtful accounts	6,662	8,885
Other	259	115
Inventories	5,244	4,434
Prepaid expenses	158	240

Total current assets	14,258	14,566

Assets held for employees' severance benefits	47	39

Fixed assets, less accumulated depreciation	9,075	7,746

Goodwill	69	518

Total assets	23,449	22,869

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,105	4,856
Accounts payable: Trade	6,110	6,456
Related parties	1,336	1,046
Other	4,419	3,995

Total current liabilities	16,970	16,353

Long-term liabilities
Long term debt, excluding current maturities	728	1,604
Employee severance benefits	215	150

Total long-term liabilities	943	1,754

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,384	1,384
Additional paid-in capital	14,328	14,328
Cumulative foreign currency translation adjustments	2,713	2,622
Capital reserve	695	695
Accumulated deficit	(13,708)	(14,398)
Shareholders' equity	5,412	4,631
Non controlling interest	124	131
Total equity	5,536	4,762
Total liabilities and shareholders' equity	23,449	22,869

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the periods ended December 31, 2011
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP net Income (loss)	(322)	228	690	1,846
Add back items:

Financial expenses, net	149	150	543	740
Income tax (benefit) expense	9	(14)	52	31
Depreciation	910	504	2,253	2,091
Adjusted EBITDA	746	868	3,538	4,708

Eltek Ltd.
Unaudited Non-GAAP Reconciliations
For the periods ended December 31, 2012
(In thousands US$)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Net loss before goodwill impairment charge and
financial expenses associated
with the write down of the investment in
Kubatronik (non-GAAP)	294	228	1,306	1,846

Add back items:

Goodwill impairment charge	(481)	0	(481)	0
Financial expenses associated with
the write down of the investment in Kubatronik	(135)	0	(135)	0
GAAP net loss	(322)	228	690	1,846